================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            (INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a))

                         SODEXHO MARRIOTT SERVICES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $1.00 PAR VALUE
                         (Title of Class of Securities)

                             -----------------------

                                   833793 10 2
                                 (CUSIP Number)

Bernard Carton                                  Copy to:  Paul R. Kingsley, Esq.
Sodexho Alliance, S.A.                          Davis Polk & Wardwell
3, avenue Newton                                450 Lexington Avenue
78180 Montigny-le-Bretonneux, France            New York, New York 10017
Tel No.: 011-331-3085-7304                      Tel No.: (212) 450-4277
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 27, 1998
             (Date of Event which Requires Filing of this Statement)

                             -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement:  [ ]


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                                  Page 1 of 12




                                  SCHEDULE 13D

CUSIP No.833793 10 2                                       Page 2 of 12 Pages



     1       NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



             Sodexho Alliance, S.A.


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|


     3       SEC USE ONLY



     4       SOURCE OF FUNDS*


             WC, OO


     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

             TO ITEMS 2(d) or 2(e)                                         |_|


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of France



                          7             SOLE VOTING POWER

                                         30,020,673


                          8              SHARED VOTING POWER

    NUMBER OF SHARES
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                   N/A
          WITH

                          9              SOLE DISPOSITIVE POWER



                                         30,020,673


                         10              SHARED DISPOSITIVE POWER



                                         N/A


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,020,673


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       |_|
             CERTAIN SHARES*



    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.4%


    14       TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share (the "Shares"), of Sodexho Marriott Services, Inc., a Delaware corporation formerly named "Marriott International, Inc." (the "Issuer"). The principal executive offices of the Issuer are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

   Item 2.  Identity and Background.

     The name of the person filing this statement is Sodexho Alliance, S.A. a societe anonyme organized under the laws of the Republic of France ("Sodexho"). Bellon S.A., a privately held corporation organized under the laws of the Republic of France is the beneficial owner of approximately 41.6 percent of the Sodexho. Pierre Felix Etienne Bellon ("Mr. Bellon") is an individual and citizen of the Republic of France who, with members of his family, owns approximately 68 percent of Bellon S.A.

     The address of the principal business and the principal office of Sodexho is 3, avenue Newton, 78180 Montigny-le-Bretonneux, France. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Sodexho is set forth on Schedule A. Sodexho, directly and through its subsidiaries and affiliates, in 62 countries provides contract food and management services, remote site management services and leisure services and also engages in the issuance of service vouchers.

     The address of the principal business and the principal office of Bellon S.A. is 5 Place de Joliette, 13002 Marseille, France.

     During the last five years, none of Sodexho, any other person controlling Sodexho, nor, to the best knowledge of Sodexho, any of the persons named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to the Acquisition Agreement described in Item 4, Sodexho (i) transferred two wholly owned subsidiaries, International Catering Corporation, a Delaware corporation ("ICC"), and Sodexho Financiere du Canada Inc., a privately owned legal body incorporated under the Companies Act (Quebec) of Canada ("Sodexho Financiere"), in the United States and Canada, respectively, to the Issuer and (ii) paid $304 million to the Issuer, in exchange for approximately
48.4 percent of the Shares that were issued and outstanding immediately after the consummation of the transactions contemplated by the Acquisition Agreement (the "Transactions"). The payment of $304 million was financed from working capital of Sodexho.

   Item 4.  Purpose of Transaction.

     On September 30, 1997, the Issuer and New Marriott MI, Inc. (currently named "Marriott International, Inc.") ("New Marriott") entered into a Distribution Agreement pursuant to which the Issuer agreed to contribute to New Marriott all of the assets and liabilities relating to its lodging business, and then to distribute the shares of New Marriott to its shareholders as a dividend (the "Spinoff").

     On September 30, 1997, the Issuer, Marriott-ICC Merger Corp., a wholly owned subsidiary of the Issuer ("Merger Sub"), New Marriott, Sodexho and ICC entered into an Agreement and Plan of Merger, amended by the Amendment Agreement dated as of January 28, 1998 (the "Amendment Agreement") by and among such parties (as so amended, the "Acquisition Agreement") pursuant to which, immediately following the Spinoff, (i) Sodexho would make a cash contribution of $304 million to the Issuer, (ii) Merger Sub would merge with and into ICC, and
(iii) Sodexho would transfer to the Issuer all of the outstanding capital stock of Sodexho Financiere, as a result of which Sodexho Financiere and ICC would become wholly owned subsidiaries of the Issuer. In consideration of the foregoing transactions, Sodexho would receive approximately 49 percent of the Shares that were to be issued and outstanding immediately after the consummation of the Transactions. A copy of the Acquisition Agreement prior to its amendment is filed herewith as Exhibit 1 to this Schedule 13D and is hereby incorporated herein by reference. A copy of the Amendment Agreement is filed herewith as
Exhibit 2 to this Schedule 13D and is hereby incorporated herein by reference.

     On March 20, 1998, at a special meeting of the stockholders of the Issuer, the Issuer's stockholders voted to approve the transactions contemplated by the Acquisition Agreement. On March 27, 1998, the Spinoff and the Transactions were consummated.

     Pursuant to the terms of the Acquisition Agreement, the Issuer and Sodexho entered into the Stockholder Agreement (the "Stockholder Agreement") dated as of March 27, 1998, a copy of which is filed herewith as Exhibit 3 to this Schedule 13D and incorporated herein by reference. Pursuant to the Stockholder Agreement, Sodexho was granted certain rights to nominate members of the Board of Directors of the Issuer. So long as Sodexho owns at least 20 percent of the outstanding Shares, Sodexho may nominate three directors. If Sodexho's ownership interest falls to less than 20 percent (but equals or exceeds 10 percent), or at any time that the Royalty Agreement by and between the Sodexho and the Issuer dated as of March 27, 1998 (pursuant to which the Issuer has the right to use the name "Sodexho" in connection with the Issuer's operations in the United States and Canada for a period of 10 years, subject to certain termination provisions described therein) remains in effect, Sodexho may nominate three directors. If Sodexho's ownership interest decreases to less than 10 percent and the Royalty Agreement has terminated, Sodexho will cease to have the right to nominate any members of the Board of Directors. Prior to March 27, 2001, the Board of Directors will consist of eight members; thereafter, Sodexho's right to nominate directors will be proportionately adjusted in the event that the Board of Directors consists of other than eight members. The initial Sodexho designees to the Board of Directors are Mr. Bellon, Bernard Carton (Senior Vice President and Chief Financial Officer of Sodexho) and Edouard de Royere (a director of Sodexho).

     The Stockholder Agreement imposes additional restrictions on the composition of the Board of Directors for the three-year period prior to March 27, 2001. During such period, the Board of Directors will consist of eight members. At least two (and in certain cases, up to four) of such members must
(i) not be employees of the Issuer, Sodexho or New Marriott, (ii) not be receiving, directly or indirectly, material compensation for services from the Issuer, Sodexho or New Marriott, (iii) not be immediate family members of persons described under clauses (i) and (ii) and (iv) qualify as "outside directors" for the purposes of the New York Stock Exchange. An additional member of the Board of Directors will be the chief Executive Officer of the Issuer, who initially is Charles D. O'Dell. During such three-year period, Sodexho may not action by written consent to remove without cause any director.

     The Stockholder Agreement also grants to Sodexho certain rights to cause the Issuer to register the Shares held by Sodexho for sale under the Securities Act of 1933, as amended, both pursuant to registrations initiated by Sodexho and in connection with registrations initiated by the Issuer or other entities that have registration rights.

     Pursuant to the terms of the Acquisition Agreement, the certificate of incorporation of the Issuer was amended to contain, among other things, a restriction on the transfer or issuance of Shares. A copy of the Amended and Restated Certificate of Incorporation of the Issuer is filed herewith as Exhibit 4 to this Schedule 13D and incorporated herein by reference. Such restriction provides that, during the three-year period prior to March 27, 2001, any transfer or issuance of equity securities of the Issuer (including any Shares) that would result in any person or persons acting pursuant to a plan (or a series of related transactions) having a beneficial ownership of 50 percent or more of the outstanding equity securities of the Issuer will be void ab initio. The purpose of such restriction is to protect the tax-free status of the Spinoff. Such restriction will not apply to any such transfer or issuance if the Board of Directors receives a ruling from the Internal Revenue Service satisfactory to the Board of Directors, or an opinion of counsel satisfactory to the Board of Directors and New Marriott, that such transfer or issuance will not adversely effect the tax-free status of the Spinoff.

     Pursuant to the terms of the Acquisition Agreement, the Issuer, New Marriott and Sodexho entered into a Tax Sharing and Indemnification Agreement (the "Tax Sharing Agreement") dated as of March 27, 1998, a copy of which will be filed by an amendment to this Schedule 13D. Pursuant to this Tax Sharing Agreement, the parties have agreed for certain specified periods after the Spinoff not to take specific actions that could cause the Spinoff not to have tax-free status. Among other things, for a three-year period prior to March 27, 2001, Sodexho has agreed not to acquire or permit the acquisition of a 50 percent or greater interest in the Issuer.

     Sodexho has no plan or intention to acquire any additional Shares.

     In connection with the consummation of the Transactions, the Issuer executed and delivered (i) a Credit Agreement dated as of January 30, 1998 among Sodexho Marriott Operations, Inc., as the borrower, the Issuer, as the parent guarantor, the initial lenders named therein, Societe Generale and Morgan Guaranty Trust Company of New York ("Morgan"), as the initial issuing banks, Morgan, as the documentation agent and the administrative agent, with Societe Generale and J.P. Morgan Securities Inc., as arrangers, as amended by Amendment No. 1 to the Loan Documents dated as of March 19, 1998 (the "Amendment to the Secured Debt Credit Agreement") among such parties (unless as provided otherwise, as so amended, the "Secured Debt Credit Agreement") and (ii) a Credit Agreement dated as of January 30, 1998 among the Issuer, as the borrower, the initial lenders named therein, Societe Generale, as administrative agent, and Morgan, as the documentation agent, with Societe Generale and J.P. Morgan Securities Inc., as arrangers, as amended by Amendment No. 1 to the Credit Agreement dated as of March 19, 1998 (the "Amendment to the Guaranteed Debt Credit Agreement") among such parties (unless as provided otherwise, as so amended, the "Guaranteed Debt Credit Agreement", and together with the Secured Debt Credit Agreement, the "Credit Agreements"). Copies of the Secured Debt Credit Agreement and the Guaranteed Debt Credit Agreement prior to their amendment are filed herewith as Exhibit 5 and 6, respectively, to this Schedule 13D and incorporated herein by reference. Copies of the Amendment to the Secured Debt Credit Agreement and the Amendment to the Guaranteed Debt Credit Agreement prior to their amendment are filed herewith as Exhibit 7 and 8, respectively, to this Schedule 13D and incorporated herein by reference.

     Pursuant to the Credit Agreements, an event of default will occur if, among other things, Sodexho at any time for any reason ceases to be the record and beneficial owner, directly or indirectly, of at least 40.01% of the Shares.

   Item 5.  Interest in Securities of the Issuer.

     (a) Sodexho has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 30,020,673 Shares, representing approximately 48.4% of the outstanding Shares of the Issuer. As the majority stockholder of Sodexho, Bellon S.A. may be deemed to have beneficial ownership of 30,020,673 Shares, representing approximately 48.4% of the outstanding Shares of the Issuer. As the majority stockholder of Bellon S.A., Mr. Bellon may be deemed to have beneficial ownership of 30,020,673 Shares, representing approximately 48.4% of the outstanding Shares of the Issuer. Except to the extent of their pecuniary interest in such Shares, Bellon S.A. and Mr. Bellon disclaim beneficial ownership of such Shares.

     Except as set forth in this Item 5(a), none of Sodexho, any other person controlling Sodexho, nor, to the best knowledge of Sodexho, any of the persons named in Schedule A attached hereto owns beneficially any Shares.

     (b) Except as set forth herein, Sodexho does not have any sole or shared power to vote or to direct the vote of any Shares nor sole or shared power to dispose of or direct the disposition of any Shares.

     (c) Except as set forth herein, no transactions in the Shares have been effective during the past 60 days by Sodexho, any other person controlling Sodexho, or, to the best knowledge of Sodexho, any of the persons named in Schedule A attached hereto.

     (d)  Inapplicable.

     (e)  Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Credit Agreements, an event of default will occur if, among other things, Sodexho at any time for any reason ceases to be the record and beneficial owner, directly or indirectly, of at least 40.01% of the Shares.

     Except as set forth herein, to the best knowledge of Sodexho, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 99.1 Acquisition Agreement dated as of September 30, 1997 by and among the Issuer, Merger Sub, New Marriott, Sodexho and ICC.

     Exhibit 99.2: Amendment Agreement dated as of January 28, 1998 by and among the Issuer, Merger Sub, New Marriott, Sodexho and ICC.

     Exhibit 99.3: Stockholder Agreement dated as of March 27, 1998 between the Issuer and Sodexho.

     Exhibit 99.4: Amended and Restated Certificate of Incorporation of the Issuer, filed with the Secretary of State of Delaware on March 27, 1998.

     Exhibit 99.5: Secured Debt Credit Agreement dated as of January 30, 1998 among Sodexho Marriott Operations, Inc., as the borrower, the Issuer, as the parent guarantor, the initial lenders named therein, Societe Generale and Morgan, as the initial issuing banks, Morgan, as the documentation agent and the administrative agent, with Societe Generale and J.P. Morgan Securities Inc., as arrangers.

     Exhibit 99.6: Guaranteed Debt Credit Agreement dated as of January 30, 1998 among the Issuer, as the borrower, the initial lenders named therein, Societe Generale, as administrative agent, and Morgan, as the documentation agent, with Societe Generale and J.P. Morgan Securities Inc., as arrangers.

     Exhibit 99.7: Amendment to the Secured Debt Credit Agreement dated as of March 19, 1998 among the parties named therein.

     Exhibit 99.8: Amendment to the Guaranteed Debt Credit Agreement dated as of March 19, 1998 among the parties named therein.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 1998

                             SODEXHO ALLIANCE, S.A.

                              By:   /s/ Bernard Carton
                                -----------------------------------------
                                   Name:  Bernard Carton
                                   Title: Senior Vice President and Chief
                                             Financial Officer

                                                          SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF SODEXHO ALLIANCE, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Sodexho Alliance, S.A. ("Sodexho") are set forth below. All of the persons listed below are citizens of the Republic of France, except Garry Hawkes who is a citizen of the United Kingdom and Paul Jeanbart who is a citizen of Canada.


                                                                         Present Principal Occupation Including
             Name                          Business Address                    Name and Address of Employer
----------------------------   -------------------------------------     --------------------------------------
Directors

Pierre Felix Etienne Bellon    c/o Sodexho Alliance, S.A., 3, avenue     Chairman and Chief Executive Officer,
                               Newton, 78180 Montigny-le-                Sodexho
                               Bretonneux, France
Remi Baudin                    c/o Sodexho Alliance, S.A., 3, avenue     Vice Chairman, Sodexho
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
Astrid Bellon                  c/o Sodexho Alliance, S.A., 3, avenue     Director, Sodexho
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
Bernard Bellon                 c/o Sodexho Alliance, S.A., 3, avenue     Chairman, Finadvance S.A.
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
Francois-Xavier Bellon         c/o Sodexho Alliance, S.A., 3, avenue     Director, Sodexho
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
Sophie Clamens                 c/o Sodexho Alliance, S.A., 3, avenue     Director, Sodexho
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
Patrice Douce                  c/o Sodexho Alliance, S.A., 3, avenue     President and Chief Operating Officer,
                               Newton, 78180 Montigny-le-                Sodexho
                               Bretonneux, France
Garry Hawkes                   c/o Sodexho Alliance, S.A., 3, avenue     Director, Sodexho
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
Paul Jeanbart                  c/o Sodexho Alliance, S.A., 3, avenue     Director, Sodexho
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
Francois Perigot               c/o Sodexho Alliance, S.A., 3, avenue     Chairman, Platres Laffarge
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
Edouard de Royere              c/o Sodexho Alliance, S.A., 3, avenue     President Emeritus and Director, L'Air
                               Newton, 78180 Montigny-le-                Liquide
                               Bretonneux, France
Nathalie Szabo                 c/o Sodexho Alliance, S.A., 3, avenue     Director, Sodexho
                               Newton, 78180 Montigny-le-
                               Bretonneux, France
                                                                        Present Principal Occupation Including
             Name                          Business Address                   Name and Address of Employer
----------------------------   -------------------------------------     --------------------------------------

Executive Officers
(Who Are Not Directors)

Bernard Carton                 c/o Sodexho Alliance, S.A., 3, avenue     Senior Vice President and Chief Financial
                               Newton, 78180 Montigny-le-                Officer, Sodexho
                               Bretonneux, France
Raphael Dubrule                c/o Sodexho Alliance, S.A., 3, avenue     Corporate Secretary and General Counsel,
                               Newton, 78180 Montigny-le-                Sodexho
                               Bretonneux, France



                                 EXHIBIT INDEX

                                                                           Page
                                                                           ----

1: Acquisition Agreement dated as of September 30, 1997 by and among the Issuer, Merger Sub, New Marriott, Sodexho and ICC.

2: Amendment Agreement dated as of January 28, 1998 by and among the Issuer, Merger Sub, New Marriott, Sodexho and ICC.

3: Stockholder Agreement dated as of March 27, 1998 between the Issuer and Sodexho.

4: Amended and Restated Certificate of Incorporation of the Issuer, filed with the Secretary of State of Delaware on March 27, 1998.

5: Secured Debt Credit Agreement dated as of January 30, 1998 among Sodexho Marriott Operations, Inc., as the borrower, the Issuer, as the parent guarantor, the initial lenders named therein, Societe Generale and Morgan, as the initial issuing banks, Morgan, as the documentation agent and the administrative agent, with Societe Generale and J.P. Morgan Securities Inc., as arrangers.

6: Guaranteed Debt Credit Agreement dated as of January 30, 1998 among the Issuer, as the borrower, the initial lenders named therein, Societe Generale, as administrative agent, and Morgan, as the documentation agent, with Societe Generale and J.P. Morgan Securities Inc., as arrangers.

7: Amendment to the Secured Debt Credit Agreement dated as of March 19, 1998 among the parties named therein.

8: Amendment to the Guaranteed Debt Credit Agreement dated as of March 19, 1998 among the parties named therein.